

Mail Stop 7010

February 26, 2007

By U.S. Mail and Facsimile

Mr. James H. Hirst
Chief Executive Officer
Solpower Corporation
307 East 22nd Street
San Pedro, California 90731

> **Re:** **Solpower Corporation**
> **Form 10-KSB for the Fiscal Year Ended March 31, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended June 30, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended September 30, 2005**
> **Form 10-QSB for the Fiscal Quarter Ended December 31, 2005**
> **File No. 000-29780**

Dear Mr. Hirst:

We have reviewed your response letter dated February 7, 2007 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the Fiscal Year Ended March 31, 2005

General

1.   We note that your response letter dated February 7, 2007 did not address the required Tandy language that we requested in our comment letter dated March 24, 2006. In connection with responding to our comments below, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.   Please submit an electronic version of your response letter dated February 7, 2007, and all future responses, on EDGAR, as correspondence.

Prior Comment Thirteen – Item 8A – Controls and Procedures

3.   We note your response to prior comment 13. In this regard, please tell us when you expect to file your amendment to Form 10-KSB to include the information required by Item 307 and Item 308(c) of Regulation S-B.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief